[redacted]

09046024

GRASIM
ADITYA BIRLA GROUP

082-03322

RECEIVED

2009 MAY -1 A 11:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 21, 2009

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sirs,

Pursuant to Clause 41 of the Listing Agreement, this is to inform you that the Company will be publishing audited results for the year ended 31st March, 2009 by 30th June, 2009. In view of this, the Company does not propose to publish unaudited results for the quarter ended 31st March, 2009.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

dlw 5/4

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)